UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

China Finance Online Co. Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.001 per share

(Title of Class of Securities)

169379104

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No. 169379104			Page 2 of 10 Pages

1.	Name of Reporting Person: Vertex Technology Fund (III) Ltd (“VTF”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 14,481,319(1)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 14,481,319(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,481,319(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.6%*

12.	Type of Reporting Person: CO

(1)	Represents Ordinary Shares held of record by VTF3. Divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by Vertex Management (II) Pte Ltd (“VM2”) for VTF3. As a result, VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF3. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF3, may also be deemed to have the power to vote and dispose of these shares. See the second paragraph of Item 2(a) of this Schedule 13G for more information.

*	Based upon 99,329,933 Ordinary Shares of China Finance Online Co. Limited (the “Company”) outstanding after its initial public offering of American Depositary Shares (“ADSs”), as set forth in the final prospectus dated October 15, 2004 filed by the Company with the Securities and Exchange Commission on October 15, 2004.

SCHEDULE 13G
CUSIP No. 169379104			Page 3 of 10 Pages

1.	Name of Reporting Person: Vertex Management (II) Pte Ltd (“VM2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 14,481,319(2)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 14,481,319(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,481,319(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.6%*

12.	Type of Reporting Person: CO

(2)	Represents Ordinary Shares held of record by VTF3. Divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by VM2 for VTF3. As a result, VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF3. In addition, VVH, as the majority shareholder of VTF3, may also be deemed to have the power to vote and dispose of these shares. See the second paragraph of Item 2(a) of this Schedule 13G for more information.

*	Based upon 99,329,933 Ordinary Shares of the Company outstanding after its initial public offering of ADSs, as set forth in the final prospectus dated October 15, 2004 filed by the Company with the Securities and Exchange Commission on October 15, 2004.

SCHEDULE 13G
CUSIP No. 169379104			Page 4 of 10 Pages

1.	Name of Reporting Person: Vertex Venture Holdings Ltd (“VVH”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 14,481,319(3)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 14,481,319(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,481,319(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.6%*

12.	Type of Reporting Person: CO

(3)	Represents Ordinary Shares held of record by VTF3. Divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by VM2 for VTF3. As a result, VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF3. In addition, VVH, as the majority shareholder of VTF3, may also be deemed to have the power to vote and dispose of these shares. See the second paragraph of Item 2(a) of this Schedule 13G for more information.

*	Based upon 99,329,933 Ordinary Shares of the Company outstanding after its initial public offering of ADSs, as set forth in the final prospectus dated October 15, 2004 filed by the Company with the Securities and Exchange Commission on October 15, 2004.

SCHEDULE 13G
CUSIP No. 169379104	Page 5 of 10 Pages

Item 1.

	(a)	Name of Issuer:

China Finance Online Co. Limited (the “issuer” or the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

Room 610B 6/F Ping’an Mansion, No. 23 Financial Street Xicheng District Beijing, 100032, China

Item 2.

	(a)	Name of Person Filing:

This Statement is filed by the following entities:

Vertex Technology Fund (III) Ltd (“VTF3”) Vertex Management (II) Pte Ltd (“VM2”) Vertex Venture Holdings Pte Ltd (“VVH”)

The foregoing entities are collectively referred to as the “Reporting Persons.”

     VM2 and VTF3 are parties to a management agreement under which VM2 manages the investments made by VTF3. Divestment and voting decisions with respect to the shares of the issuer held by VTF3 must be approved by a majority vote of the members of an investment committee established by VM2 for VTF3. VVH is the majority shareholder of VTF3. As a result of its share ownership position, VVH may be deemed to control VTF3 and may therefore be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by VTF3.

(b)	Address of Principal Business Office:
The address for VTF3, VVH and VM2 is:
77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256

(c)	Citizenship:

VTF3, VM2 and VVH are each corporations organized under the laws of Singapore.

SCHEDULE 13G
CUSIP No. 169379104	Page 6 of 10 Pages

	(d)	Title of Class of Securities:

Ordinary Shares, par value HK$0.001 per share

	(e)	CUSIP Number:

169379104

Item 3.	Not applicable

Item 4.	Ownership.

     The following information with respect to the ownership of the Ordinary Shares of the issuer by the persons filing this statement is provided as of December 31, 2004:

	(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person

	(b)	Percent of class:

See Row 11 of cover page for each Reporting Person

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

SCHEDULE 13G
CUSIP No. 169379104	Page 7 of 10 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

     Under certain circumstances set forth in the organizational documents of VTF3, the shareholders of VTF3 may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by VTF3.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     As described above, the Ordinary Shares being reported on pursuant to this Schedule 13G are held of record by Vertex Technology Fund (III) Ltd, a Singapore corporation.

Item 8.	Identification and Classification of Members of the Group.

     As described above, the Ordinary Shares being reported on pursuant to this Schedule 13G are held of record by VTF3. While the existence of a group is not expressly affirmed pursuant to this filing, the Reporting Persons include the following additional entities, which may be deemed to exercise voting or investment power with respect to the shares held of record by VTF3: Vertex Management (II) Pte Ltd; and Vertex Venture Holdings Ltd. See Item 2 of this Schedule 13G for additional information about the relationships among these parties.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SCHEDULE 13G
CUSIP No. 169379104	Page 8 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERTEX TECHNOLOGY FUND (III) LTD

Dated: February 7, 2005	By:	/s/ Tan Mui Hong

	Name:	Tan Mui Hong

	Title:	Attorney-in-fact

VERTEX MANAGEMENT (II) PTE LTD

Dated: February 7, 2005	By:	/s/ Tan Mui Hong

	Name:	Tan Mui Hong

	Title:	Attorney-in-fact

VERTEX VENTURE HOLDINGS LTD

Dated: February 7, 2005	By:	/s/ Tan Mui Hong

	Name:	Tan Mui Hong

	Title:	Director

SCHEDULE 13G
CUSIP No. 169379104	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit

Exhibit A:	Agreement of Joint Filing

SCHEDULE 13G
CUSIP No. 169379104	Page 10 of 10 Pages

EXHIBIT A

Agreement of Joint Filing

     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of China Finance Online Co. Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G. Each of the undersigned acknowledges that each shall be responsible for the timely filing of amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

VERTEX TECHNOLOGY FUND (III) LTD

Dated: February 7, 2005	By:	/s/ Tan Mui Hong

	Name:	Tan Mui Hong

	Title:	Attorney-in-fact

VERTEX MANAGEMENT (II) PTE LTD

Dated: February 7, 2005	By:	/s/ Tan Mui Hong

	Name:	Tan Mui Hong

	Title:	Attorney-in-fact

VERTEX VENTURE HOLDINGS LTD

Dated: February 7, 2005	By:	/s/ Tan Mui Hong

	Name:	Tan Mui Hong

	Title:	Director